Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
  Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

July 12, 2010

Karen J. Garnett
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:          CommonWealth Realty Partners, Inc.
Amended Registration Statement on Form S-11
Filed June 1, 2010
File No. 333-164986

Dear Ms. Garnett,

Please see the responses to your letter below:

General

1.
We note your revised disclosure in response to comment 1 of our previous letter dated May 6, 201 0; however, it remains unclear from your revised disclosure whether you have sought registration or the offering in any state in which you plan to sell shares. Please identify for us the states in which you are seeking to register the offer and sale of your securities. Please also tell us how you plan to update your disclosure throughout the prospectus to address the suitability requirements imposed by any of such states.

We are unsure which states we will seek registration and will not know until Mr. Cronin gauges interest in potential states. In this regard, we have updated the suitability standards section of our filing to comply with the suitability standards of those states that have such suitability standards.

2.
We note your response to prior comment 2; however, your withdrawal submission does not appear to have been filed on EDGAR. Please refer to Rule 457 and withdraw your original registration statement as previously requested. We note further that you filed this amendment as Amendment No. 3 to your registration statement; however, in light of the fact that you have to withdraw the S-1 registration statement, please ensure that you correctly designate your next amendment as Amendment No. 3.

This has been completed.
Dilution, page 18

3.
Please revise to correct all dilution amounts disclosed. For example, we note that after giving effect to the sale of 1,500,000 shares, the net tangible book value per share would appear to be $0.04 rather than $0.02 as disclosed.

This has been updated.

Notes to the Financial Statements, page F-7

Note 3 - Note Payable - Related Party, page f-8

4.
We note your response to our prior comment 7. Please revise your discussion in Note 3 to the financial statements to disclose the terms of the note payable to Mr. Cronin related to potential conversion of the note to common stock, or tell us how you determined the conversion terms are not significant.

Mr. Cronin is not interested in conversion. Mr. Cronin and the Company have amended the Promissory Note to strike the availability of conversion to Mr. Cronin.

Item 27 -  Exhibits Index, page 39

5.	Please re-file Exhibit 3.1 in the appropriate EDGAR format rather than the current JPEG format.

These have been filed.

We hope these responses satisfy your comments. Please let us know when we would be able to file a request for acceleration.

Thank you!

Sincerely,

/s/
Jillian Sidoti
Counsel